[LOGO]


                                                               STEVEN H. GOODMAN
                                                             sgoodman@stklaw.com
                                                      Direct Dial (816) 374-0572
                                                              Fax (816) 374-0509


                                 April 28, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC   20549

      RE:   Freedom Financial Group, Inc. - Form 10-SB
            Dated April 28, 2005

      Submitted herewith for filing on behalf of Freedom Financial Group, Inc. (the "Company"), a Delaware corporation, is a Form 10-SB (the "Form") and accompanying Exhibits. Also enclosed are two letters, dated December 15, 2004, and February 1, 2005, with regard to the restatement of the Company's 2003 financial statements based upon the settlement of two previously unresolved bankruptcy-related claims.

      Should you have any questions regarding this filing, please contact Arnold
R. Kaplan at (800) 995-5732 or Steven H. Goodman at (816) 374-0572 with regard to the Form, and Dan Graham, Chief Financial Officer of the Company at (417) 886-6600, Ext. 202, Jason Rader, Audit Engagement Partner for BKD, at (417) 865-8701, or Jim Brown, Accounting and Control Partner for BKD, at (417) 831-7283, with regard to accounting questions relating to the Form.



                         Very truly yours,

                         SHUGHART THOMSON & KILROY, P.C.


                         /s/ Steven H. Goodman
                         ----------------------------------------


                         /s/ Arnold R. Kaplan
                         ----------------------------------------

SHG:sg

Encs.


       TWELVE WYANDOTTE PLAZA, 120 W. 12TH STREET, KANSAS CITY, MO 64105
                        (816) 421-3355 O WWW.STKLAW.COM
--------------------------------------------------------------------------------
       KANSAS CITY, MO O OVERLAND PARK, KS O SPRINGFIELD, MO O DENVER, CO
                          PHOENIX, AZ O ST. JOSEPH, MO

December 15, 2004


Donald T. Nicolaisen                  cc:  Carol Stacey
Chief Accountant                           Chief Accountant
Office of the Chief Accountant             Division of Corporation Finance
Securities and Exchange Commission         Securities and Exchange Commission
450 Fifth Street, N.W.                     450 Fifth Street, N.W.
Washington, D.C. 20549-1103                Washington, D.C. 20549-0410



RE: REQUEST FOR PRE-FILING GUIDANCE WITH RESPECT TO THE APPROPRIATE APPLICATION OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANT'S STATEMENT OF POSITION 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE

Dear Mr. Nicolaisen:

Freedom Financial Group, Inc. respectfully requests guidance from the Office of the Chief Accountant with respect to the accounting and related financial reporting issue detailed herein.

COMPANY OVERVIEW

Freedom Financial Group, Inc. ("FFG"), a Delaware corporation, is a Springfield, Missouri-based consumer finance company. The Company's primary operations consist of purchasing and servicing automobile-secured consumer finance receivables  originated  by others.  The Company  operates in  approximately  15 states.

The Company's wholly-owned subsidiary, T.C.G.-The Credit Group Co. ("TCG"), formerly known as Sinclair Credit Group Co., is a Winnipeg, Manitoba-based consumer finance company. TCG's primary operations consist of purchasing and servicing consumer finance receivables originated by others and secured by automobiles or consumer goods. TCG operates in five provinces in Canada.

The makers of the finance receivables purchased by FFG and TCG typically have limited or no access to traditional sources of consumer credit due to past negative credit history, limited or unstable employment history, the inability to make sufficient down payments or other negative factors typically evaluated in the credit granting process. These finance receivables are typically categorized as "sub-prime".

The Company publishes consolidated financial statements which include the accounts of FFG and its wholly-owned Canadian subsidiary, TCG. The fiscal year end of FFG and TCG is December 31. Condensed financial information is included herein as Exhibit A.

TIMING CONSIDERATIONS / PENDING REGISTRATION

The Company has heretofore not been required to register its securities with the Securities and Exchange Commission nor has it been required to file periodic financial statements with the Commission. As of the Company's upcoming fiscal year end, December 31, 2004, the Company will meet criteria requiring the Company to file Form 10-SB no later than April 30, 2005 and to meet the periodic financial statement reporting requirements thereafter. The Company presently intends to file Form 10-SB in March 2005 and Form 10-QSB for the quarter ended March 31, 2005 within the filing deadlines prescribed by the Commission.

FACTS AND CIRCUMSTANCES GIVING RISE TO ACCOUNTING AND FINANCIAL REPORTING QUESTIONS

Freedom Financial Group, Inc. is the successor by merger to Stevens Financial Group, Inc. ("SFG") and SFG's wholly owned subsidiaries, SFC Funding Corporation ("SFC"), SFC Automobile Receivables Trust 2000A ("SFC Trust").

On March 19, 2001, SFG filed a petition in the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") for relief under Chapter 11 of Title 11 of the United States Code. SFG's Amended Plan of Reorganization dated October 30, 2001, (the "Plan" or "Plan of Reorganization"), was confirmed by order of the Bankruptcy Court on March 14, 2002.

At the time the Plan was confirmed there existed significant contingent assets, which if not realized, would irreparably limit the Company's ability to consummate the Plan. Adhering to the provisions (specifically paragraph 55) of the American Institute of Certified Public Accountants' Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"), the Company delayed the application of fresh-start accounting principles until the effective date of the Plan.

The Company applied fresh-start accounting principles and the provisions of SOP 90-7 on January 1, 2003, the effective date of the Plan of Reorganization.

As of January 1, 2003 the Company had two outstanding unresolved bankruptcy-related claims against other entities: 1) Wolf Haldenstein Adler Freeman & Herz LLP, a New York-based law firm ("Wolf") and 2) First Financial Trust Company ("FFTC") and its insurance carrier, BancInsure, Inc. ("BancInsure"). The Company, after consultation with legal counsel, determined that significant uncertainty existed with respect to the future timing and amount of proceeds, if any, the Company would receive from these claims. A Certified Valuation Analyst engaged by the Company to assist in determining the Reorganization Value of the Company (as defined in SOP 90-7) was unable to estimate the value of either claim due to similar uncertainties. The Reorganization Value of the Company was determined to be $7,605,231, in part by assigning a value of zero to any assets receivable under these pending claims. Likewise, the Company assigned a value of zero to "Assets Receivable Under Pending Claims" in the Company's January 1, 2003 consolidated balance sheet (the Company's fresh-start opening balance sheet).

The Company's independent public accountants, BKD, LLP, audited the Company's consolidated balance sheet as of January 1, 2003. BKD's opinion with respect to the January 1, 2003 balance sheet included the following qualification:

      As explained more fully in Note 8, the Company has two claims pending against other parties. Management has assigned a carrying value of zero to any assets receivable under the pending claims in the consolidated balance sheet. We were unable to examine sufficient evidence to satisfy ourselves as to the carrying value of these assets.

      In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine sufficient evidence regarding assets receivable under the pending claims, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial condition of Freedom Financial Group, Inc. as of January 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Company continued to carry the "Assets Receivable Under Pending Claims" at a value of zero until the claims were settled.

On September 8, 2003 the Company settled its claim against Wolf. In accordance with the terms of the agreement, the Company received $462,500 which was recorded as Claims Settlement Proceeds in the Company's Consolidated Statement of Operations for the three and nine months ended September 30, 2003 and the year ended December 31, 2003.

On June 9, 2004, the Company and BancInsure entered into a settlement agreement under which BancInsure agreed to pay FFG $7,050,000 in settlement of all of FFG's claims against FFTC and BancInsure. In accordance with the terms of this agreement, the Company received $6,955,973, net of contingent legal fees, which was recorded as Claims Settlement Proceeds in the Company's Consolidated Statement of Operations for the three months ended September 30, 2004.

SPECIFIC ACCOUNTING AND FINANCIAL REPORTING QUESTIONS

      1. How should the Company account for the proceeds received from the Wolf and FFTC/BancInsure settlements in its initial filing with the Commission?

      2. What, if any, disclosures over and above those typically required of entities applying SOP 90-7 are appropriate under the circumstances?

CONCLUSIONS REACHED BY COMPANY

The Company concluded that it is appropriate to determine reasonable values to assign to each of the two claims pending as of January 1, 2003 based on a reassessment of all available information. This approach requires the Company to restate the Company's Reorganization Value as of January 1, 2003. The Company further concluded that for each pending claim the difference between the carrying value assigned to the pending claim on the January 1, 2003 consolidated balance sheet and the value of the net proceeds received by the Company from the settlement of that claim will be appropriately accounted for as a change in estimate in the Company's consolidated statement of operations in the period during which the Company determines the amount and timing of the proceeds to be received.

To determine a reasonable value of the pending claim against Wolf, Haldenstein etal. as of January 1, 2003 the Company reviewed documentation, including written correspondence between Wolf and the Company's attorneys and certain electronic mail messages, created between October 1, 2002 and March 31, 2003. This documentation review indicated that during this time frame Wolf and the Company were exchanging offers to settle the Company's claim against Wolf and that as of January 1, 2003 Wolf had offered the Company $425,000 to settle the claim and the Company had extended a counter-offer of $500,000. Based on this offer and counter-offer and other relevant documentation, the Company determined a reasonable value of the pending claim as of January 1, 2003 to be $450,000.

To determine a reasonable value of the pending claim against FFTC / BancInsure as of January 1, 2003 the Company reviewed, among other items, the following: 1) the confirmed Plan of Reorganization, 2) the related Disclosure Statement, exhibits, and financial projections, 3) the Global Settlement Agreement between the Company and certain parties to the bankruptcy, 4) correspondence from the court-appointed bankruptcy trustee to the Company and 5) correspondence from the Company's outside counsel. Neither the Plan of Reorganization nor the Disclosure Statement and related exhibits and financial projections specifically attribute a value to this pending claim. Correspondence from the court-appointed trustee and the Company's outside counsel, while not specifically valuing the pending claim, indicate that a settlement of the claim in the amount of $8,000,000 would be entirely reasonable, if not probable. The Global Settlement Agreement specifically values the pending claim at $6,000,000. Based on these documents and other relevant facts and circumstances the Company determined a reasonable value of the pending claim as of January 1, 2003 to be $6,000,000.

This conclusion will result in the Company restating the previously issued consolidated balance sheets dated:

      >>    January 1, 2003 (audited)

      >>    March 31, 2003 (reviewed)

      >>    June 30, 2003 (reviewed)

      >>    September 30, 2003 (reviewed)

      >>    December 31, 2003 (audited)

      >>    March 31, 2004 (reviewed)

      >>    June 30, 2004 (reviewed)

      >>    September 30, 2004 (reviewed)

This conclusion will also result in the Company restating the following previously issued consolidated statements of operations, stockholders' equity and cash flows:

      >>    Three and nine months ended September 30, 2003 (reviewed)

      >>    Year ended December 31, 2003 (audited)

      >>    Three and nine months ended September 30, 2004 (reviewed)

A summary of these restatements is enclosed as Exhibit B.

Beginning January 1, 2003 the Company has reported its operating results and financial condition on a quarterly basis, and those financial statements have been subject to SSARS reviews performed by BKD, LLP, the Company's independent public accountants.

ALTERNATIVES CONSIDERED AND REJECTED

The Company considered two alternative answers to the conclusion reached above.

First, the Company considered whether or not the accounting originally employed by the Company (i.e. assigning a value of zero to each pending claim as of January 1, 2003 and recognizing income equal to the amount of net proceeds received, when received) was appropriate.

Second, the Company considered assigning a value of zero to each pending claim as of January 1, 2003 and recognizing comprehensive income equal to the amount of net proceeds received, when received.

The Company concluded both of the above alternatives were inconsistent with SOP 90-7 and specifically the concept of Reorganization Value as defined in SOP 90-7.

DISCLOSURE

The Company intends full and transparent disclosure, including the chronology of the transactions, methods used to estimate the original Reorganization Value, subsequent changes in the estimate and relevant SOP 94-6 significant estimates.

AUDIT COMMITTEE'S VIEWS

The Company's Audit Committee agrees with conclusions reached by the Company as described herein.

PRIOR SEC STAFF POSITION

Neither the Company nor its auditors are aware of any previously published SEC staff positions specifically addressing the questions raised herein.

CONCLUSION OF THE COMPANY'S AUDITORS

The contents of this letter and the conclusions herein have been discussed with and, except for the amounts proposed to be assigned to each claim by the Company that will be subjected to audit in the future, agreed to by the Company's auditors, including the local audit engagement partner and BKD's Quality Control Department. These discussions occurred over the course of the last several months.

PREVIOUS DISCUSSIONS WITH SEC STAFF

At our request, a representative of BKD, LLP, the Company's independent public accountants, engaged in informal discussions via telephone with an SEC staff member, Mr. Eric West, on August 19, 2004, which indicated that the tentative conclusions reached herein may be viewed as appropriate by the SEC staff given the specific facts and circumstances.

ENCLOSURES

The following documents are enclosed for your use:

      |X|   Exhibit A - Condensed Financial Information

      |X|   Exhibit B - Summary of Restatements

      |X|   Consolidated Balance Sheet, January 1, 2003

      |X|   Consolidated Financial Statements, December 31, 2003

      |X|   Consolidated Financial Statements, September 30, 2004 and 2003

      CONTACT INFORMATION

Freedom Financial Group, Inc.          Dan Graham
                                       Chief Financial Officer
                                       (417) 886-6600 x202
                                       dgraham@ffgrp.net


BKD, LLP                               Jason Rader
                                       Audit Engagement Partner
                                       (417) 865-8701
                                       jrader@bkd.com

                                       Jim Brown
                                       Accounting and Auditing Partner
                                       Quality Control
                                       (417) 831-7283
                                       jbrown@bkd.com


Please do not hesitate to contact me, Jason or Jim if you have questions or need additional information.


Regards,

/s/ Dan Graham
Dan Graham, CPA
Chief Financial Officer

                                                                                                    ESTIMATED
                                  01/01/03                12/31/2003           9/30/2004            12/31/2004
                               -----------------      ---------------     ---------------      ----------------
TOTAL ASSETS                          7,605,231            6,822,005          13,126,235            13,000,000


LIABILITIES                             793,807              219,413             161,327               150,000

PREFERRED STOCK                       6,810,427            6,810,241           6,810,241             6,810,241

STOCKHOLDERS' EQUITY                        997             (207,649)          6,154,667             6,039,759


        2003 ------------>               Q1                   Q2                 Q3                    Q4
                               -----------------      ---------------     ---------------      ----------------

REVENUES                                268,445              260,486             277,626               200,638

CLAIMS SETTLEMENT PROCEEDS                    -                    -             462,500                     -

NET INCOME / (LOSS)                    (361,058)            (363,131)            237,056              (271,949)


                                                                                                    ESTIMATED
        2004 ------------>               Q1                   Q2                 Q3                     Q4
                               -----------------      ---------------     ---------------      ----------------

REVENUES                                264,706              310,744             365,304               425,000

CLAIMS SETTLEMENT PROCEEDS                    -                    -           6,955,973                     -

NET INCOME / (LOSS)                    (234,174)            (226,837)          6,744,538              (175,000)

                                  ---------------------------     ----------------------------      ----------------------------
                                         JANUARY 1, 2003                 MARCH 31, 2003                   JUNE 30, 2003
                                  ---------------------------     ----------------------------      ----------------------------
                                   ORIGINAL         RESTATED       ORIGINAL          RESTATED         ORIGINAL        RESTATED
                                  -----------     -----------     -----------      -----------      -----------      -----------
Assets Receivable Under
     Pending Claims                        --       6,450,000              --        6,450,000               --        6,450,000

All Other Assets                    7,605,231       7,605,231       7,384,821        7,384,821        6,842,604        6,842,604
                                  -----------     -----------     -----------      -----------      -----------      -----------
Total Assets                        7,605,231      14,055,231       7,384,821       13,834,821        6,842,604       13,292,604
                                  ===========     ===========     ===========      ===========      ===========      ===========


Liabilities                           793,807         793,807         753,418          753,418          348,742          348,742

Preferred Stock                     6,810,427      13,260,427       6,810,427       13,260,427        6,810,241       13,260,241
Common Stock                              997             997             997              997              997              997
Retained Earnings / (Deficit)              --              --        (361,058)        (361,058)        (724,189)        (724,189)
Accumulated Other Comp-
     rehensive Income                      --              --         181,037          181,037          406,813          406,813
                                  -----------     -----------     -----------      -----------      -----------      -----------
Total Stockholders' Equity          6,811,424      13,261,424       6,631,403       13,081,403        6,493,862       12,943,862
                                  -----------     -----------     -----------      -----------      -----------      -----------

Total Liabs and Equity              7,605,231      14,055,231       7,384,821       13,834,821        6,842,604       13,292,604
                                  ===========     ===========     ===========      ===========      ===========      ===========

                                 -----------------------------   ------------------------------      ----------------------------
                                        SEPTEMBER 30, 2003               DECEMBER 31, 2003                  MARCH 31, 2004
                                 -----------------------------   ------------------------------      ----------------------------
                                  ORIGINAL        RESTATED          ORIGINAL         RESTATED          ORIGINAL         RESTATED
                                 -----------      -----------      -----------      -----------      -----------      -----------
Assets Receivable Under
     Pending Claims                       --        6,000,000               --        6,000,000               --        6,000,000

All Other Assets                   7,003,168        7,003,168        6,822,005        6,822,005        6,573,722        6,573,722
                                 -----------      -----------      -----------      -----------      -----------      -----------
Total Assets                       7,003,168       13,003,168        6,822,005       12,822,005        6,573,722       12,573,722
                                 ===========      ===========      ===========      ===========      ===========      ===========


Liabilities                          259,382          259,382          219,413          219,413          243,744          243,744

Preferred Stock                    6,810,241       13,260,241        6,810,241       13,260,241        6,810,241       13,260,241
Common Stock                             997              997              997              997              997              997
Retained Earnings / (Deficit)       (487,133)        (937,133)        (759,082)      (1,209,082)        (993,256)      (1,443,256)
Accumulated Other Comp-
     rehensive Income                419,681          419,681          550,436          550,436          511,996          511,996
                                 -----------      -----------      -----------      -----------      -----------      -----------
Total Stockholders' Equity         6,743,786       12,743,786        6,602,592       12,602,592        6,329,978       12,329,978
                                 -----------      -----------      -----------      -----------      -----------      -----------

Total Liabs and Equity             7,003,168       13,003,168        6,822,005       12,822,005        6,573,722       12,573,722
                                 ===========      ===========      ===========      ===========      ===========      ===========

                                     ----------------------------      ---------------------------
                                             JUNE 30, 2004                   SEPTEMBER 30, 2004
                                     ----------------------------      ---------------------------
                                       ORIGINAL        RESTATED          ORIGINAL        RESTATED
                                     -----------      -----------      -----------     -----------
Assets Receivable Under
     Pending Claims                           --        6,000,000               --              --

All Other Assets                       6,301,182        6,301,182       13,126,235      13,126,235
                                     -----------      -----------      -----------     -----------
Total Assets                           6,301,182       12,301,182       13,126,235      13,126,235
                                     ===========      ===========      ===========     ===========


Liabilities                              267,214          267,214          161,327         161,327

Preferred Stock                        6,810,241       13,260,241        6,810,241      13,260,241
Common Stock                                 997              997              997             997
Retained Earnings / (Deficit)         (1,220,093)      (1,670,093)       5,524,445        (925,555)
Accumulated Other Comp-
     rehensive Income                    442,823          442,823          629,225         629,225
                                     -----------      -----------      -----------     -----------
Total Stockholders' Equity             6,033,968       12,033,968       12,964,908      12,964,908
                                     -----------      -----------      -----------     -----------

Total Liabs and Equity                 6,301,182       12,301,182       13,126,235      13,126,235
                                     ===========      ===========      ===========     ===========



                                            --------------------------     --------------------------    --------------------------
                                                      Q1 2003                        Q2 2003                        Q3 2003
                                            --------------------------     --------------------------    --------------------------
                                             ORIGINAL        RESTATED       ORIGINAL        RESTATED      ORIGINAL        RESTATED
                                            ----------      ----------     ----------      ----------    ----------      ----------
Revenues                                       268,445         268,445        260,486         260,486       277,626         277,626

Provision for Credit Losses                      1,167           1,167         84,354          84,354        38,892          38,892
                                            ----------      ----------     ----------      ----------    ----------      ----------

Net Revenues                                   267,278         267,278        176,132         176,132       238,734         238,734

Operating Expenses                             628,336         628,336        539,263         539,263       464,178         464,178
                                            ----------      ----------     ----------      ----------    ----------      ----------

Operating Loss before

     Other Income and Income Taxes            (361,058)       (361,058)      (363,131)       (363,131)     (225,444)       (225,444)

Other Income, Claims Settlement Proceeds            --              --             --              --       462,500          12,500
                                            ----------      ----------     ----------      ----------    ----------      ----------

Income / (Loss) before Income Taxes           (361,058)       (361,058)      (363,131)       (363,131)      237,056        (212,944)

Provision for Income Taxes                          --              --             --              --            --              --
                                            ----------      ----------     ----------      ----------    ----------      ----------

Net Income / (Loss)                           (361,058)       (361,058)      (363,131)       (363,131)      237,056        (212,944)
                                            ==========      ==========     ==========      ==========    ==========      ==========

                                            --------------------------     --------------------------     -------------------------
                                                      Q4 2003                        Q1 2004                         Q2 2004
                                            --------------------------     --------------------------     -------------------------
                                             ORIGINAL        RESTATED       ORIGINAL        RESTATED       ORIGINAL       RESTATED
                                            ----------      ----------     ----------      ----------     ----------     ----------
Revenues                                       200,638         200,638        264,706         264,706        310,744        310,744

Provision for Credit Losses                    104,648         104,648         39,307          39,307         49,234         49,234
                                            ----------      ----------     ----------      ----------     ----------     ----------

Net Revenues                                    95,990          95,990        225,399         225,399        261,510        261,510

Operating Expenses                             367,939         367,939        459,573         459,573        488,347        488,347
                                            ----------      ----------     ----------      ----------     ----------     ----------

Operating Loss before

     Other Income and Income Taxes            (271,949)       (271,949)      (234,174)       (234,174)      (226,837)      (226,837)

Other Income, Claims Settlement Proceeds            --              --             --              --             --             --
                                            ----------      ----------     ----------      ----------     ----------     ----------

Income / (Loss) before Income Taxes           (271,949)       (271,949)      (234,174)       (234,174)      (226,837)      (226,837)

Provision for Income Taxes                          --              --             --              --             --             --
                                            ----------      ----------     ----------      ----------     ----------     ----------

Net Income / (Loss)                           (271,949)       (271,949)      (234,174)       (234,174)      (226,837)      (226,837)
                                            ==========      ==========     ==========      ==========     ==========     ==========

                                            --------------------------
                                                       Q3 2004
                                            --------------------------
                                             ORIGINAL        RESTATED
                                            ----------      ----------
Revenues                                       365,304         365,304

Provision for Credit Losses                     74,032          74,032
                                            ----------      ----------

Net Revenues                                   291,272         291,272

Operating Expenses                             502,707         502,707
                                            ----------      ----------

Operating Loss before

     Other Income and Income Taxes            (211,435)       (211,435)

Other Income, Claims Settlement Proceeds     6,955,973         955,973
                                            ----------      ----------

Income / (Loss) before Income Taxes          6,744,538         744,538

Provision for Income Taxes                          --              --
                                            ----------      ----------

Net Income / (Loss)                          6,744,538         744,538
                                            ==========      ==========

February 1, 2005

Donald T. Nicolaisen                    cc: Carol Stacey
Chief Accountant                            Chief Accountant
Office of the Chief Accountant              Division of Corporation Finance
Securities and Exchange Commission          Securities and Exchange Commission
450 Fifth Street, N.W.                      450 Fifth Street, N.W.
Washington, D.C. 20549-1103                 Washington, D.C. 20549-0410



RE: FOLLOW-UP TO REQUEST FOR PRE-FILING GUIDANCE WITH RESPECT TO THE APPROPRIATE APPLICATION OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANT'S STATEMENT OF POSITION 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE


Dear Mr. Nicolaisen:

In a letter to you dated December 15, 2004 Freedom Financial Group, Inc. requested guidance from the Office of the Chief Accountant with respect to certain accounting and related financial reporting issues detailed therein. That letter served to set out the Company's preliminary views with respect to those issues and to provide a starting point for discussions between the Company and the Office of the Chief Accountant.

Having had several conversations with Pam Schlosser of the Office of the Chief Accountant and others in the OCA and the Division of Corporate Finance and having performed internal reviews of all of the relevant evidence available to the Company we have reached the final conclusions stated herein.

DETERMINATION OF REORGANIZATION VALUE UNDER SOP 90-7

The Reorganization Value of the Company, as that term is defined in SOP 90-7 is $13,800,000.00. Exhibit 5 to the Disclosure Statement for Trustee's Amended Plan of Reorganization includes a pro forma balance sheet immediately after reorganization which attributes $13,800,000 of equity to creditors in the bankruptcy.

ALLOCATION OF REORGANIZATION VALUE

The Company believes the following allocation is appropriate based on fair values and supported by sufficient evidence that existed at the Effective Date of the Plan of Reorganization, January 1, 2003:


Cash and cash equivalents                         $   2,572,298
Cash settlements receivable                       $   2,273,295
Finance receivables, net of allowance
     for credit losses                            $   1,432,282
Notes receivable                                  $     100,000
Settlement assets receivable                      $   1,106,723
Furniture, fixtures and equipment                 $      73,721
Other assets                                      $      46,912
Assets receivable under pending claim
     against FFTC / BancInsure                    $   6,000,000 *A*
Assets receivable under pending claim
     against Wolf Haldenstein etal                $     450,000 *B*
Excess reorganization value (Goodwill)            $     538,576 *C*
                                                  -------------

            Total Assets                          $  14,593,807
                                                  -------------


Accounts payable and accrued expenses             $     138,728
Accrued reorganization expenses                   $     655,079
                                                  -------------

            Total Liabilities                     $     793,807
                                                  -------------


            TOTAL NET ASSETS                      $  13,800,000
                                                  -------------


*A* - $6,000,000 is the value assigned to this claim in the Global Settlement Agreement. The Global Settlement Agreement was entered into shortly before the Reorganization Plan's January 1, 2003 Effective Date and signed by the parties to the agreement during January and February 2003.

*B* - At the time the Company prepared its January 1, 2003 consolidated balance sheet the Company was actively negotiating the settlement of its claim against Wolf. A review of the correspondence between the Company and Wolf indicates the fair value of this claim as of January 1, 2003 was $450,000. The Company can provide the Commission with the relevant documents if desired.

*C* - To be accounted for (including testing for impairment) under the provisions of FAS 142. It appears likely that impairment testing will indicate that this asset was fully impaired during 2003.

CONCLUSIONS REACHED BY AUDITORS

The Company's auditors, BKD, LLP, have reviewed the contents of this letter and are in agreement with the conclusions herein.

CONCLUSIONS REACHED BY THE OFFICE OF THE CHIEF ACCOUNTANT

It is my understanding after talking with Pam Schlosser of the Office of the Chief Accountant on January 31, 2005, that the OCA concurs with the conclusions herein. Please advise me if that is not the case.

Regards,

/s/ Dan Graham
Dan Graham, CPA
Chief Financial Officer